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                                                                       EXHIBIT 2

                                 June 29, 1995


Board of Directors
MESA Inc.
1400 Williams Square West
5205 N. O'Conner Boulevard
Irving, Texas  75039-3746

To the Board of Directors of MESA Inc.:

  As shareholders of MESA Inc. since the summer of 1994, we have closely monitored the events occurring at the Company, including the recent failed auction of the Hugoton Field properties. We supported your decision to conduct an auction of the Hugoton Field properties, although we do not understand why you did not engage independent financial advisors to assist management on such a material transaction. We are, of course, disappointed with the failed auction process especially given the disclosure that management did not permit partial bids nor solicit foreign buyers. Most distressing to us, however, is the Board of Directors' response to the failed auction. We are specifically referring to the Board's decision to accept management's proposal which narrowly focuses on only refinancing and partial property sale alternatives. As significant shareholders, we believe that the Board must evaluate all alternatives available to the Company to maximize value for all shareholders. Accordingly, in addition to the alternatives proposed by management, the Board should also consider a possible sale of the Company, or merger or other business combination. In light of the current financial distress of the Company, we respectfully request that the Board of Directors promptly form a committee consisting of all of the independent directors, with independent financial and legal advisors, to explore all alternatives to enhance the value of the Company for shareholders.

  We would appreciate your prompt response regarding this critical issue to all the shareholders of MESA Inc.

                                       Yours truly,


                                       /s/ Marvin Davis
                                       ------------------------
                                       Marvin Davis


                                       /s/ Dennis R. Washington
                                       ------------------------
                                       Dennis R. Washington

cc:  Secretary of MESA Inc.
     David H. Batchelder
     Scott R. Haber, Esq.